Subsidiaries of Advanced Emissions Solutions, Inc.

Entity Name	State or Country of Organization
ADA Analytics Israel Ltd.	Israel
ADA Analytics, LLC	Delaware
ADA Environmental Solutions, LLC	Colorado
ADA-ES Intellectual Property, LLC	Colorado
ADA-ES, Inc.	Colorado
ADEquity, LLC	Delaware
Advanced Clean Energy Solutions, LLC	Delaware
BCSI, LLC	Delaware
ADA Carbon Solutions, LLC	Delaware
ADA Carbon Solutions (Operations), LLC	Delaware
Five Forks Mining, LLC	Delaware
ADA Carbon Solutions (Red River), LLC	Delaware
ADA Carbon Solutions (Vortex IP), LLC	Delaware
ADA Carbon Solutions (Vortex Operations), LLC	Delaware
ACS Land Company, LLC	Delaware
Crowfoot Supply Company, LLC	Delaware
CarbPure Technologies, LLC	Delaware

•	Each subsidiary does business under its chartered name.